

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2021

Michael J.L. Sales
Chief Executive Officer and Chairman
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York, NY 10017

Re: Nuveen Global Cities REIT, Inc.
      Registration Statement on Form S-11
      Filed January 13, 2021
      File No. 333-252077

Dear Mr. Sales:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason Goode